                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934


                            JFax Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock & Warrants
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    477366108
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Required Filing of this Statement)

                 Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 3 Pages

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-------------------                                            -----------------
CUSIP No. 477366108                   13G                      Page 2 of 3 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Pecks Management Partners Ltd.                             11-3015963
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]
           Not applicable

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,676,448
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             Not applicable
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 2,676,448
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            Not applicable
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,676,448
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.15%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------



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                    PECKS MANAGEMENT PARTNERS LTD.

Item 1a.            Name of Issuer:
                    --------------
                    JFax Communications, Inc.

Item 1b             Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------
                    10960 Wilshire Blvd.
                    Los Angeles, CA  90024

Item 2a             Name of Person Filing:
                    ---------------------
                    Pecks Management Partners Ltd.

Item 2b             Address of Principal Business Office:
                    ------------------------------------
                    One Rockefeller Plaza, Suite 900, New York, NY  10020

Item 2c             Citizenship:
                    -----------
                    New York

Item 2d             Title of Class and Securities:
                    -----------------------------
                    Common Stock & Warrants

Item 2e             CUSIP Number:
                    ------------
                    477366108

Item 3 If the reporting person is an investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E), Check this box [X]

Item 4              Ownership:
                    ---------
                    a        2,676,448
                    b        8.15%
                    ci       2,676,448
                    ii       none
                    iii      2,676,448
                    iv       none

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------
                    Not applicable.

Item 6              Ownership of More than Five Percent on Behalf of
                    ------------------------------------------------
                    Another Person:
                    ---------------
                    Shares as to which this schedule is filed are owned by four (4) Investment Advisory Clients of the person filing this schedule, these clients receive dividends and proceeds from the sale of such shares. One such client is known to have such interest with respect to more than 5% of the class and is named below:

                    Delaware State Employees' Retirement Fund

Item 7              Identification and Classification of the Subsidiary Which
                    ---------------------------------------------------------
                    Acquired the Security Being Reported On By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------
                    Not applicable

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------



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                    Not applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------
                    Not Applicable

Item 10             Certification:
                    -------------
                    Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2000


                                        By: /s/ Arthur W. Berry
                                            ------------------------------
                                            Name:  Arthur W. Berry
                                            Title: Managing Director